Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

November 1, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re.	Tremisis Energy Acquisition Corporation II Amendment No. 1 to Registration Statement on Form S-1 Filed on October 1, 2007 File No. 333-14562

Dear Mr. Schwall:

On behalf of Tremisis Energy Acquisition Corporation II (the “Company”), we respond as follows to the Staff’s comment letter, dated October 29, 2007, relating to the above-captioned Amendment No. 1 to Registration Statement on Form S-1. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Carmen Moncada-Terry. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 1 to Form S-1 filed October 1, 2007

General

1.	We note that in response to prior comments 12 and 28, you filed the forms of the agreements. Please file the final, executed agreements with the next amendment.

We have re-filed executed copies of Exhibits 10.1, 10.2, 10.3, 10.4 and 10.10 with Amendment No. 2 as requested. Exhibit 10.9, the form of subscription agreement, is in the actual form executed by each individual warrant purchaser. As there are 16 warrant purchasers and each subscription agreement is identical except for the number of warrants being purchased and the corresponding aggregate purchase price, we do not believe it is necessary to file each individual exhibit pursuant to Instruction 2 of Item 601 of Regulation S-K. Exhibits 1.1, 4.4, 10.5, 10.6 and 10.8 will not be executed until the effective date of the Registration Statement but they have been filed with the Registration Statement in the exact form that will be executed.

Securities and Exchange Commission
November 1, 2007

Cover Page

2.
We note your response to prior comment 14. We reissue the comment with a clarification. We refer you to Note to Item 202 of Regulation S-K, which provides that the “document should not however, convey the impression that the registrant may apply successfully for listing of the securities on an exchange..., unless there is reasonable assurance that the securities to be offered will be acceptable to a securities exchange listing.” The intent of prior comment 14 was to elicit clear disclosure regarding the status of your application for listing. We reference the statement “since our securities will be listed on the AMEX” as an example of inadequate disclosure, as it suggests the probability of listing. Please revise your disclosure consistent with the above-referenced note.

We have revised the disclosure on the cover page of the prospectus and pages 61 and 64 of the Registration Statement as requested.

Risk Factors, page 14

3.
We reissue prior comment 21. We note that the disclosure continues to include several instances of mitigating language, in particular language that was referenced in our prior comment. Please carefully review the filing and remove language that mitigates or qualifies the risk that you describe.

We have revised the disclosure in the “Risk Factors” section as requested.

Management's Discussion and Analysis and Financial Condition and Results of Operations, page 33

4.
We note your response to prior comment 31. Disclose how you intend to ensure the timely release of the $1,200,000 million in interest to fund your operations and discuss any liquidity problems resulting from the untimely release of the funds.

We have revised the disclosure on page 34 of the Registration Statement as requested.

Management, page 48

5.	Please specify the amount of time that Mr. Lawrence S. Coben and Mr. Ronald D. Ormand will devote to your business.

We currently indicate on page 44 of the Registration Statement that the Company expects each of its executive officers to devote an average of approximately 10 hours per week to the Company’s business. We have revised the disclosure on page 49 of the Registration Statement to indicate the foregoing.

Securities and Exchange Commission
November 1, 2007

Certain Relationship and Related Transactions, page 53

6.
We note your response to prior comment 41. Please expand your disclosure to explain why an increase in the size of the offering may result in a decrease of the per-share conversion or liquidation price of as much as $0.03.

We have revised the disclosure on page 54 of the Registration Statement.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,
/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc: Lawrence S. Coben